November 28, 2005

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attn: Mr. George Ohsiek, Jr.

Branch Chief

Dear Mr. Ohsiek,

We are sending this letter in response to your letter dated November 14, 2005 to my attention regarding prior correspondence and amended filings relating to Beacon Power Corporation (“the Company”) and its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Quarterly Reports on Form 10-Q for fiscal quarters ended March 31 and June 30, 2005, File No. 1-16171.

1.

In our letter dated October 26, 2005 we provided to you our auditor’s report that we expected to file with our 2004 Form 10-K/A, which made reference to reliance on other auditors for the period from May 8, 1997 (the date of inception) through December 31, 2001. Your comment in your letter dated November 14, 2005 asked that we “include a copy of this audit report with your amended filing.” We will provide this report with our amended filing once it is available. We have engaged our current audit firm, Miller Wachman, to audit these years and expect that activity to be completed by 12/31/2005. At that point we will send a revised consent letter for your review. Upon agreement on the content of the letter we will file the amended forms.

2.

The draft Controls and Procedures disclosure has now been reviewed by our Board and our Legal department, and no changes were made to our original submission to you in our letter dated October 26, 2005. We re-attach Attachment A in its final approved form for your review.

3.	In response to your comment that you do not believe the revisions to the disclosure controls are immaterial, we have revised explanatory note as Attachment B.

The Company is responding to your letter within the proscribed period and is filing this response through EDGAR as a correspondence file per your request.

Should there be any further questions, concerns or comments please contact me directly.

Sincerely,

/s/ James M. Spiezio

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James M. Spiezio

Chief Financial Officer

Beacon Power Corporation

Attachment A

II. Revised Controls and Procedures Note:

The adjusted CEO/CFO disclosures that we are intending on using pending legal and Board review are as follows:

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report on Form 10-K/A. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective in enabling the Company to record, process, summarize, and report information required to be included in its periodic SEC filings within the required time period. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company’s disclosure controls and procedures as of December 31, 2004 [March 31, and June 30, 2005], the Company’s chief executive officer and chief financial officer concluded that, as of such date, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

In addition, the Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated whether any change in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the period covered by this Annual Report on Form 10-K/A. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period covered by this Annual Report on Form 10-K/A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Attachment B

EXPLANATORY NOTE REGARDING THIS FORM 10-K/A

Beacon Power Corporation (“the Company”) is filing this Amendment No. 1 (“Amendment”) to its annual report on Form 10-K for the fiscal year ending December 31, 2004 to update and clarify certain disclosure matters in its 2004 Annual Report on Form 10-K originally filed on March 31, 2005. This Amendment makes no changes to the Company’s originally filed consolidated balance sheets and consolidated statements of operations.

•

The Company engaged its independent registered public accountants, Miller Wachman LLP (“Miller Wachman”), to perform a re-audit of its financial statements for the prior years ending December 31, 2003 and December 31, 2002 after the resignation of Deloitte & Touche, LLP (“Deloitte”) the Company’s former independent accountants. This Amendment updates certain disclosure items that occurred subsequent to the filing of the original Form 10-K and through the end of Miller Wachman’s field work, September 29, 2005. No changes were made to Company’s originally filed consolidated balance sheets and consolidated statements of operations contained therein as a result of these audits.

•

The Audit Report originally filed by Miller Wachman and included with the Company’s 2004 Annual Report on Form 10-K contained a typographical error in reference to the standards of the Public Company Accounting Oversight Board (United States). This Amendment corrects that error.

•

The Company has amended the language in Part II, Item 9A, Controls and Procedures clarifying management’s conclusions on the effectiveness of the Company’s disclosure controls and procedures and its internal control over financial reporting, pursuant to Item 307 and Item 308(a)(3) of Regulation S-K.

•	As a result of the above amendments, the certifications filed as Exhibits 31 and 32 have been re-executed as of the date of this Amendment.